UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on improvement of its pricing policy governance

—

Rio de Janeiro, July 27, 2022 – Petróleo Brasileiro S.A. – Petrobras, informs that its Board of Directors, at a meeting held today and in line with the continuous improvement of its governance, approved the Guideline for Price Formation in the Domestic Market (Guideline). The Guideline reiterates the Executive Board's competence in executing pricing policies, preserving and prioritizing the Company's economic result, seeking to maximize its value creation. Furthermore, the Guideline incorporates an additional layer of supervision of the execution of the pricing policies by the Board of Directors and the Fiscal Council, based on the Executive Board's quarterly report, formalizing an already existing practice.

The procedures related to the execution of the price policy, such as the periodicity of the product price adjustments, the percentages and values of such adjustments, the convenience and opportunity in relation to the decision of price adjustments remain under the competence of the Executive Board.

It is worth pointing out that the aforementioned approval does not imply any change to the current price policies in the domestic market, aligned to international prices, nor to the Company's Bylaws.

The aforementioned Guideline can be consulted here on Petrobras' Investor Relations website (https://www.investidorpetrobras.com.br/en/).

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer